SEC FILE NUMBER
001-13455
CUSIP NUMBER
140475104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Capital Senior Living Corporation

Full Name of Registrant

N/A

Former Name if Applicable

14160 Dallas Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75254

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Capital Senior Living Corporation (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company’s management team has been engaged in discussions with its three largest landlords, Healthpeak Properties, Inc. (“Healthpeak”), Ventas, Inc. (“Ventas”), and Welltower Inc. (“Welltower”), regarding modifications to its master lease agreements and ways in which the Company can reduce its lease exposure and improve its consolidated cash flows and liquidity. These discussions have resulted in recent publicly announced modifications to the Company’s master lease agreements with Healthpeak, Ventas and Welltower requiring adjustments to the Company’s financial statements and certain disclosures in the Form 10-K. Due to the need to consider the effects of these modifications to its financial statements and disclosures and as a result of recent personnel changes, the Company requires additional time to finalize the financial statements and related disclosures contained in the Form 10-K.

The Company is working diligently to complete its financial statements and related disclosures in the Form 10-K, including those associated with the recent agreements with Healthpeak, Ventas, and Welltower, and management currently believes that the Company will be in a position to file the Form 10-K on or before March 31, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carey P. Hendrickson	972	770-5600
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fourth quarter and full year ended December 31, 2019, the Company currently estimates revenues will be approximately $108.7 million and $447.1 million, respectively, as compared to $115.1 million and $460.0 million, respectively, for the fourth quarter and full year ended December 31, 2018. For all communities, occupancy declined approximately 250 basis points in the fourth quarter ended December 31, 2019 as compared to the fourth quarter ended December 31, 2018 and monthly average rent increased by approximately 0.4% in the fourth quarter ended December 31, 2019 as compared to the fourth quarter ended December 31, 2018. The Company completed the sale of two communities in the fourth quarter ended December 31, 2019 and currently expects to record a gain on such sale of approximately $38.8 million. The Company also currently expects to record an impairment of approximately $3.0 million related to the transition of a leased community to a new operator in January 2020. As noted above, the Company needs additional time to finalize its financial statements and is not yet in a position to provide preliminary net income and other financial data for the fourth quarter and full year ended December 31, 2019.

The financial estimates set forth herein for the quarter ended December 31, 2019 are preliminary and unaudited. In addition, the statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, the Company’s ability to file its Form 10-K by March 31, 2020, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations and estimates reflected in its forward-looking statements are reasonable, the Company can give no assurance they will prove to have been correct. Such expectations and estimates can be affected by inaccurate assumptions or by known or unknown risks and uncertainties and, if one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s audited financial statements to be included in the Form 10-K, and those described in the Company’s reports filed with the SEC.

Capital Senior Living Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2020	By:	/s/ Carey P. Hendrickson
Carey P. Hendrickson
Executive Vice President and Chief Financial Officer